Exhibit 99.2

Interim Report for the three- and nine-month periods ended September 30, 2013.	Share Information Common shares of Turquoise Hill Resources Ltd. are listed for trading under the symbol TRQ on the New York Stock Exchange, NASDAQ and the Toronto Stock Exchange.	Investor Information All financial reports, news releases and corporate information can be accessed on our website at www.turquoisehill.com

Share Capital

As at November 14, 2013, the Company had approximately 1.0 billion common shares issued and outstanding and warrants and stock options outstanding for approximately 80.4 million additional common shares.

	Transfer Agent and Registrar CST Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Investors: Jessica Largent Media: Tony Shaffer Suite 354 – 200 Granville Street Vancouver, B.C., Canada V6C 1S4 Email: info@turquoisehill.com Tel: (604) 688-5755

INTRODUCTION

This management discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. should be read in conjunction with the unaudited consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the three- and nine-month periods ended September 30, 2013, and with the audited restated consolidated financial statements and the notes thereto for the year ended December 31, 2012. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Turquoise Hill Resources Ltd. and a reference to Turquoise Hill refers to Turquoise Hill Resources Ltd., together with its subsidiaries. Additional information about Turquoise Hill, including its Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars, “A$” to Australian dollars and “$” to United States dollars.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 32.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risk and Uncertainties” in this MD&A commencing on page 29.

The effective date of this MD&A is November 14, 2013.

RESTATEMENT MADE NOVEMBER 14, 2013

The comparative numbers for 2012 and 2011 in this MD&A, including quarters therein, have been restated to correct errors identified subsequent to the original issuance of the MD&A for the respective comparative periods, as more fully described below and in Note 2 to the unaudited consolidated financial statements.

(a)	Correction of errors related to SouthGobi revenue recognition

Subsequent to the original issuance of the Turquoise Hill’s interim and annual consolidated financial statements and MD&A for the year ended December 31, 2012, the Company determined that certain revenue transactions of SouthGobi were previously recognized in the Company’s consolidated financial statements prior to meeting relevant revenue recognition criteria. The restatement is due to a change in the determination of when revenue should be recognized from its sales of coal previously recognized in the quarter ended December 31, 2010, the full year ended December 31, 2011 and the six months ended June 30, 2012. The affected transactions relate to sales contracts which specify the location of title transfer as the customer’s stockpile, which is located in a yard within the Ovoot Tolgoi mine’s mining license area. During the affected periods, revenue for such sales was recognized upon delivery of coal to the customer’s stockpile. The restated consolidated financial statements reflect a correction in the point of revenue recognition from the delivery of coal to the customer’s stockpile to loading the coal onto the customer’s trucks at the time of collection.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

(b)	Correction of error related to withholding taxes on intercompany interest

During the fourth quarter ended December 31, 2012, the Company identified and recorded $7.6 million and $20.7 million of accrued withholding taxes on intercompany interest that arose in the three and nine month periods ended September 30, 2012 but were not identified and recorded in those periods. In conjunction with the restatement described in (a) above, the Company has made adjustments to reflect the withholding taxes in the proper periods.

As a result of the errors described above, the Company has restated its annual consolidated financial statements as of and for the year ended December 31, 2012 and for the three and nine months periods ended September 30, 2012. Further information on these adjustments and a reconciliation of amounts previously reported is contained in Note 2 to the unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2013. The impact on financial information and other affected information presented in this MD&A, including financial information pertaining to selected quarterly data of 2012, have been restated to give effect to the restatement.

The Company has not amended and does not intend to amend the filings made for the years ended December 31, 2011 or 2010 or the interim filings of the affected years prior to this interim filing, although restated balances will be presented as comparatives in future filings where appropriate.

As a result of the correction of the error related to revenue recognition on transactions of SouthGobi, revenue for the three month period ended March 31, 2013 and the six month period ended June 30, 2013 increased by $1.1 million and $6.9 million, respectively, and net loss attributable to Turquoise Hill Resources Ltd. for the three month period ended March 31, 2013 and the six month period ended June 30, 2013 increased by $0.1 million and $0.3 million, respectively. The error related to withholding tax on intercompany interest had no effect on the six months ended June 30, 2013. The Company has not refiled its interim filings as of and for the interim periods ended March 31, 2013 and June 30, 2013 to reflect these restatements but has restated such amounts in selected quarterly data contained herein.

The consolidated financial statements, auditors’ reports and related financial information for the affected periods contained in the Company’s filings filed prior to the effective date of this MD&A and the filing of the Company’s restated consolidated financial statements as of and for the year ended December 31, 2012 should no longer be relied upon.

Internal control over financial reporting

In conjunction with the matter described above, the Company’s management has identified a material weakness in the Company’s internal control over financial reporting as of December 31, 2012, resulting in the failure to properly account for revenues in complex transactions. Specifically, the Company did not ensure that all aspects of sales arrangements were considered in the determination of the appropriate accounting for contracts in which the specified location of transfer of title in the contracts is the customer’s stockpile in a stockyard located within SouthGobi’s Ovoot Tolgoi mine’s mining licence area. As a result of the material weakness, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that internal control over financial reporting was not effective as of December 31, 2012.

The Company has developed and is implementing remediation plans to address the material weakness. Management is in the process of enhancing controls by developing a more thorough review process with management of subsidiaries in evaluating complex sales arrangements in each reporting period. The material weakness cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating. See Management’s Report on Internal Control Over Financial Reporting in the amended and restated MD&A for the year ended December 31, 2012.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

OVERVIEW

FINANCIAL RESULTS AND REVIEW OF OPERATIONS

FOR THE THIRD QUARTER OF 2013

HIGHLIGHTS

•	Discussions with the Government of Mongolia continue in order to reach agreement on outstanding issues; there is positive engagement between the parties and progress is being made.

•	Given uncertainties surrounding the timing of resolution of issues with the Government of Mongolia, including obtaining all required approvals and completion of the Oyu Tolgoi expansion feasibility study, Turquoise Hill is unable to complete project financing in 2013.

•	Turquoise Hill remains committed to obtaining project finance to fund the development of the Oyu Tolgoi Project and is engaging with the Government of Mongolia to achieve this; work continues on the optimization of the underground mine design and construction plan and finalization of the feasibility study.

•	Turquoise Hill and Rio Tinto have agreed to extend the maturity date of the Interim Funding Facility and the New Bridge Facility to no later than January 15, 2014 in order to allow for completion of the rights offering.

•	The Oyu Tolgoi concentrator consistently achieved throughput capacity of above 95% of capacity during Q3’13 and is now operating at nameplate capacity of approximately 100,000 tonnes of ore processed per day.

•	Oyu Tolgoi operations continue to progressively ramp up and are now expected to produce between 72,000 and 77,000 tonnes of copper in concentrates for 2013.

•	Daily rates for shipments of concentrate are expected to be broadly aligned with production rates by the end of 2013 and the Oyu Tolgoi mine should reach full capacity by the end of 2013.

•	Oyu Tolgoi customers have received the necessary approvals allowing them to collect purchased concentrate from the Chinese-border warehouse; as at November 12, 2013 approximately 5,000 tonnes had been collected.

•	Funding and development of the Oyu Tolgoi mine’s underground were delayed during Q3’13 until outstanding issues with the Government of Mongolia are concluded and a new timetable can be agreed.

•	By the end of 2013, Oyu Tolgoi expects 90% of its employees will be Mongolian nationals in line with the Investment Agreement requirements.

•	Exploration drilling results have confirmed potential Hugo West deposit in Oyu Tolgoi trend; first drill hole returned intersection of 502 metres at 0.54% copper and 0.32g/t gold.

•	In Q3’13, SouthGobi produced approximately 1.1 million tonnes of raw coal with a strip ratio of 1.39.

•	On November 1, 2013 Turquoise Hill announced that it had completed the divestment of its 56.1% stake in Inova Resources.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

INDEX

The MD&A is comprised of the following sections:

1.	Selected Quarterly Data

2.	Review of Operations

A.	Core Interests and Activities

i.	Mongolia – Oyu Tolgoi

ii.	Mongolia – SouthGobi

iii.	Kazakhstan – Altynalmas

iv.	Other Exploration

B.	Discontinued Operations

C.	Corporate Activities

D.	Administrative and Other

3.	Liquidity and Capital Resources

4.	Share Capital

5.	Outlook

6.	Off-Balance-Sheet Arrangements

7.	Contractual Obligations

8.	Changes in Accounting Policies

9.	Critical Accounting Estimates

10.	Recent Accounting Pronouncements

11.	International Financial Reporting Standards Changeover Plan

12.	Risks and Uncertainties

13.	Related-Party Transactions

14.	Changes in Internal Control over Financial Reporting

15.	Qualified Person

16.	Cautionary Statements

17.	Forward-Looking Statements and Forward-Looking Information

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

1. SELECTED QUARTERLY DATA

($ in millions of dollars, except per share information)	Quarter Ended
	Sep-30 2013	Jun-30 2013	Mar-31 2013	Dec-31 2012
		(Restated1)	(Restated1)	(Restated1)
Revenue	$15.7	$6.1	$4.4	$1.3
Cost of sales	(34.5)	(31.7)	(23.5)	(36.7)
Exploration, evaluation and other operating expenses	(89.2)	(65.3)	(21.6)	(111.3)
General and administrative	(12.1)	(17.0)	(15.8)	(23.7)
Write-down of carrying value of property, plant and equipment	(0.3)	(4.9)	—	(12.9)
Foreign exchange gains (losses)	2.6	(2.0)	(1.7)	(7.9)
Change in fair value of derivative	—	—	—	—
Change in fair value of embedded derivatives	0.1	3.4	0.7	0.6

Net (loss) income from continuing operations attributable to parent	(84.8)	(77.8)	(40.4)	(144.0)
Loss from discontinued operations attributable to parent	(9.3)	(27.6)	(10.5)	(1.0)

Net (loss) income attributable to parent	(94.1)	(105.4)	(50.9)	(145.0)

Basic (loss) income per share attributable to parent
Continuing operations	($0.08)	($0.08)	($0.04)	($0.14)
Discontinued operations	($0.01)	($0.03)	($0.01)	($0.00)

Total	($0.09)	($0.11)	($0.05)	($0.14)

Diluted (loss) income per share attributable to parent
Continuing operations	($0.08)	($0.08)	($0.04)	($0.14)
Discontinued operations	($0.01)	($0.03)	($0.01)	($0.00)

Total	($0.09)	($0.11)	($0.05)	($0.14)

	Sep-30 2012	Jun-30 2012	Mar-31 2012	Dec-31 2011
	(Restated1)	(Restated1)	(Restated1)	(Restated1)
Revenue	$3.8	$46.6	$26.5	$33.6
Cost of sales	(36.8)	(51.3)	(30.7)	(35.9)
Exploration, evaluation and other operating expenses	(30.5)	(36.1)	(29.2)	(42.2)
General and administrative	(18.3)	(81.0)	(31.5)	(34.6)
Write-down of carrying value of property, plant and equipment	(2.3)	—	—	(16.6)
Financing costs	—	(164.4)	—	—
Foreign exchange gains (losses)	13.7	(9.0)	9.9	13.5
Change in fair value of derivative	176.2	18.5	—	—
Change in fair value of embedded derivatives	12.9	26.8	(0.8)	10.8

Net (loss) income from continuing operations attributable to parent	125.5	(263.5)	(63.4)	(63.4)
Loss from discontinued operations attributable to parent	(13.3)	(22.8)	(29.6)	(31.1)

Net (loss) income attributable to parent	112.2	(286.3)	(93.0)	(94.5)

Basic (loss) income per share attributable to parent
Continuing operations	$0.14	($0.33)	($0.08)	($0.08)
Discontinued operations	($0.01)	($0.03)	($0.04)	($0.04)

Total	$0.13	($0.36)	($0.12)	($0.12)

Diluted (loss) income per share attributable to parent
Continuing operations	$0.14	($0.33)	($0.08)	($0.08)
Discontinued operations	($0.01)	($0.03)	($0.04)	($0.04)

Total	$0.13	($0.36)	($0.12)	($0.12)

[1]	Quarterly periods through June 30, 2013 have been restated. Refer to Note 2 to the Company’s unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2013.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

2. REVIEW OF OPERATIONS

Turquoise Hill is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. Turquoise Hill’s principal operations at September 30, 2013 included the following:

•	A 66.0% interest in Oyu Tolgoi LLC (Oyu Tolgoi), whose principal asset is the Oyu Tolgoi copper-gold mine in southern Mongolia.

•	A 57.0% interest in SouthGobi Resources Ltd. (SouthGobi), which is producing coal at the Ovoot Tolgoi mine in southern Mongolia and is conducting exploration and development programs at other Mongolian coal prospects.

•	A 50.0% interest in Altynalmas Gold Ltd. (Altynalmas), which owns the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits in northeastern Kazakhstan. On August 6, 2013, $235 million was advanced to the Company in connection with the sale of its 50% stake in Altynalmas. Completion of the sales transaction remains subject to customary closing conditions, including regulatory approvals from the Republic of Kazakhstan’s competent authorities.

•	On November 1, 2013, the Company completed the divestment of its 56.1% interest in Inova Resources Limited (Inova) to Shanxi Donghui Coal Coking & Chemicals Group Co., Ltd (Shanxi) for approximately A$90 million in cash (approximately $85 million). At September 30, 2013, the assets and liabilities of Inova are classified as held for sale in the consolidated balance sheet and the operations of Inova are presented as discontinued operations in the consolidated statements of operations and consolidated statements of cash flows.

In Q3’13, Turquoise Hill recorded a net loss of $94.0 million ($0.09 per share), compared to net income of $112.2 million ($0.13 per share) in Q3’12, which was a decrease of $206.2 million. Results for Q3’13 included $15.7 million in revenue; $2.0 million in interest income; $2.6 million in foreign exchange gains; and $74.0 million of net loss attributable to non-controlling interests. These amounts were offset by $34.5 million in cost of sales; $15.0 million in exploration and evaluation expenses; $74.3 million in other operating expenses; $12.1 million in general and administrative expenses; $8.9 million in interest expense; $24.3 million in provision for income and other taxes; and $16.5 million in loss from discontinued operations.

Turquoise Hill’s cash position, on a consolidated basis at September 30, 2013, was $102.5 million. As at November 14, 2013, Turquoise Hill’s consolidated cash position was approximately $79.0 million.

A.	CORE INTERESTS AND ACTIVITIES

The main activities of Turquoise Hill during Q3’13 were the concentrate production ramp up at the Oyu Tolgoi mining complex, coal production at SouthGobi’s Ovoot Tolgoi mine and copper and gold production at Inova’s Osborne complex.

In Q3’13, property, plant and equipment increased by $105.9 million (Q3’12: $611.5 million), excluding depletion, depreciation and write-downs. This net increase comprised capital additions of $106.7 million and dispositions of $0.8 million. The majority of the Q3’13 capital additions to property, plant and equipment were related to the Oyu Tolgoi mine ($106.3 million).

Exploration and evaluation expenses of $15.0 million in Q3’13 increased by $4.1 million from $10.9 million in Q3’12.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Other operating expenses of $74.3 million in Q3’13 increased by $54.7 million from $19.6 million in Q3’12. Other operating expenses include the following costs incurred by the Company’s subsidiaries: operational readiness costs, general and administrative expenses, and corporate social responsibility expenses.

OYU TOLGOI COPPER-GOLD MINE

The Company owns 66.0% of Oyu Tolgoi at November 14, 2013 (September 30, 2013: 66.0%).

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension). Mining of ore commenced in May 2012, with the first concentrate produced, as part of the commissioning activities, in January 2013.

During Q3’13, additions to property, plant and equipment for the Oyu Tolgoi mine totalled $106.3 million (Q3’12: $600.2 million), which included development costs.

As at September 30, 2013, subsidiaries of the Company had extended loans to Oyu Tolgoi totalling $6.5 billion, including accrued interest of $0.8 billion. Additionally, a subsidiary of the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (Erdenes). In accordance with the Amended and Restated Shareholders’ Agreement dated June 8, 2011, these funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are payable to a subsidiary of the Company via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making direct payments. As at September 30, 2013, the cumulative amounts of such funding, representing approximately 34% of invested common share equity, and accrued interest thereon, totalled $751.2 million and $96.6 million, respectively.

The Oyu Tolgoi mine has initially been developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support an initial throughput of 100,000 tonnes of ore per day, has been constructed to process ore mined from the Southern Oyu open pit. In conjunction with the surface activities, a 95,000-tonne-per-day underground block-cave mine was also being developed at the Hugo North Deposit. Development of the underground block-cave mine was suspended on August 13, 2013 (see ‘Development of the Oyu Tolgoi underground suspended during Q3’13’ section).

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Quarterly operational performance

Key operational and production metrics for Q3’13 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	2Q 2013	3Q 2013	9 Months 2013
Open pit material mined (‘000 tonnes)	14,735	15,533	54,768
Ore treated (‘000 tonnes)	4,430	8,052	12,482
Processed head grades:
Copper (%)	0.42	0.47	0.45
Gold (g/t)	0.27	0.36	0.33
Silver (g/t)	1.31	1.39	1.36
Metal recovery (%)
Copper	73.7	81.7	78.7
Gold	57.4	66.3	62.9
Silver	48.5	54.9	52.4
Production of metals in concentrates (‘000 tonnes):
Copper in concentrates	13.1	30.6	43.7
Gold in concentrates	21	62	83
Silver in concentrates	85	196	281

During Q3’13, the concentrator consistently achieved throughput rates above 95% of capacity and is now operating at nameplate-capacity of approximately 100,000 tonnes of ore processed per day. Throughput rates continued to improve during Q3’13 with approximately 3.0 million tonnes of ore processed during September 2013. Recovery rates also improved during Q3’13 as the concentrator stabilized.

Open-pit production rates have been reduced in order to preserve cash and to better align the open-pit production to the needs of the concentrator in the ramp up period. During this period, approximately 3.0 million tonnes of previously stockpiled material was treated in Q2’13 and a further 5.4 million tonnes treated in Q3’13. Open-pit mining activities resumed during Q3’13 and are expected to return to normal operating levels at the end of Q4’13. The slowdown in open-pit mining and lower than planned mining rates as operations ramped up, resulted in the open-pit now being approximately eight months behind the vertical advancement of the 2013 Oyu Tolgoi Technical Report (2013 OTTR) open–pit mining schedule. This has caused a delay in access to higher grade ores. Notably, the high-gold grade areas of the open pit will not be reached in 2013 and the gold production peak will move into 2014 and 2015. Operating performance and ore-body knowledge are being reconciled with the 2013 OTTR. Although it is still very early in the mine’s development, indications are that the performance is in line with the 2013 OTTR’s expectations. As a result, Oyu Tolgoi’s current 2014 and 2015 planning parameters, which incorporate the delay, are consistent with the 2013 OTTR. Production for 2014 is expected to be in line with the 2013 OTTR. In 2014, Oyu Tolgoi expects to produce 150,000 to 175,000 tonnes of copper in concentrates and 700,000 to 750,000 ounces of gold in concentrates.

The Oyu Tolgoi operations continue to progressively ramp up and are expected to now produce between 72,000 and 77,000 tonnes of copper in concentrates for 2013. The Company previously expected Oyu Tolgoi to produce between 75,000 and 85,000 tonnes of copper in concentrates for 2013. Daily rates for shipments of concentrate are expected to be broadly aligned with production rates by the end of 2013. The mine is expected to reach full capacity by the end of 2013.

The building of the Oyu Tolgoi-Gashuun Sukhait road to an existing toll road continues and is expected to be complete in January 2014. The diversion of the Undai River was completed in August 2013.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

On September 23, 2013, Turquoise Hill announced that Oyu Tolgoi’s customers were engaged with Chinese customs officials to receive the necessary approvals to enable them to collect purchased concentrate from the bonded warehouse at the Gangquimandou bilateral border between China and Mongolia. Customers have received the necessary approvals allowing them to collect purchased concentrate. A convoy carrying concentrate departed from the Chinese-border warehouse on October 19, 2013 and, as at November 12, 2013, 5,000 tonnes have been collected. As revenue is recognized when customers collect concentrate, Oyu Tolgoi is expected to begin recording revenue in Q4’13. As a result of the border collection issue, Oyu Tolgoi has built significant inventories of finished concentrates through 2013, which are expected to steadily reduce in 2014 to normal operating inventory levels by the end of 2014.

Long-term sales contracts have been signed for 60% of the Oyu Tolgoi mine’s concentrate production in the first three years, while 20% of concentrate production is contracted for ten years (subject to renewals). In July 2013, Oyu Tolgoi’s largest customer that had contracted for 30% of the mine’s output cancelled its contract (within its contract rights) as a consequence of delays in the start of commercial shipments. Discussions are ongoing with potential customers to place this cancelled tonnage under long-term contract.

Development of the Oyu Tolgoi underground suspended during Q3’13

Following notification from the Government of Mongolia that Oyu Tolgoi project financing would require Mongolian Parliamentary approval, funding and further development of the underground mine has been delayed until matters with the Government can be resolved and a new timetable agreed. Development of the underground mine was suspended on August 13, 2013. Turquoise Hill remains committed to the development of the Oyu Tolgoi Project, obtaining project finance to fund the development and is engaging with the Government to achieve this. The Company continues to work on the optimization of the underground mine design and construction plan and the finalization of the feasibility study.

Prior to the suspension, underground lateral development at Hugo North advanced approximately 700 equivalent metres during Q3’13, including raiseboring and mass excavations. At September 30, 2013, the total distance excavated was approximately 16 kilometres of lateral tunnels. Sinking of Shaft #2 progressed during Q3’13 reaching a depth of approximately 1,200 metres below surface, 91% of its final depth. Development of the main ventilation station was completed during Q3’13. Sinking activity for Shaft #5, the primary ventilation shaft for underground development, continued during Q3’13 reaching a depth of approximately 200 metres below surface, 17% of its final depth.

The feasibility study for the expansion of operations at the Oyu Tolgoi mine is ongoing and expected to be complete in the first half of 2014. The feasibility study team is assessing value engineering and optimization for the mine and will incorporate actual operating data as they become available.

Discussions with the Government of Mongolia

Turquoise Hill, Rio Tinto and the Government of Mongolia are continuing discussions concerning issues associated with the development and operation of Oyu Tolgoi, including project financing. These discussions are taking place to achieve a resolution of the outstanding issues and Turquoise Hill believes there is positive engagement between the parties and progress is being made. All parties are working together to resolve all remaining issues, including the sharing of economic value from the project, clarification of initial development and construction costs, access to water, and the timing, completion and Oyu Tolgoi LLC shareholder approval of the feasibility study for the expansion of operations.

Following notification from the Government of Mongolia that Oyu Tolgoi project financing would require Mongolian Parliamentary approval, funding and further development of Oyu Tolgoi has been delayed until matters with the Government can be resolved and a new timetable agreed. Development of the underground mine was suspended on August 13, 2013.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Senior representatives of the Government have indicated that approval of project financing is a matter for the Board of Oyu Tolgoi LLC rather than the Mongolian Parliament, and recent discussions indicate progress and a willingness from all parties to co-operate to resolve outstanding matters.

Long-term funding

The Company remains committed to obtaining project finance. Some uncertainty remains regarding the approvals process and timing required to resolve the complex outstanding issues to enable completion of the proposed project financing package. Given the uncertainties regarding the timing required to resolve all outstanding issues, complete the feasibility study for the expansion of operations at Oyu Tolgoi and obtain all necessary government and shareholder approvals, Turquoise Hill is of the view that it will not be in a position to complete or draw down project financing in 2013.

Oyu Tolgoi workforce

Employment at Oyu Tolgoi continues to focus on utilizing Mongolian men and women and developing their skills through established training programs. Currently, approximately 89% of Oyu Tolgoi’s employees are Mongolian nationals. It is anticipated that by the end of 2013, 90% of Oyu Tolgoi’s employees will be Mongolian nationals in line with the requirement of the Investment Agreement. Additionally, the number of Mongolians in senior leadership roles has increased during 2013 with the appointment of a number of individuals to the Oyu Tolgoi executive management team. Mongolians now occupy nearly 50% of all superintendent and specialist-level positions and over 35% of manager/principal roles.

Development and exploration drilling continued in Q3’13

Exploration drilling results have confirmed a potential Hugo West deposit in the Oyu Tolgoi trend. The first drill hole returned an intersection of 502 metres at 0.54% copper and 0.32g/t gold. These encouraging Hugo West drilling results highlight the prospectivity of Oyu Tolgoi. The exploration team at Oyu Tolgoi are working with geoscientists from Turquoise Hill Resources and Rio Tinto to identify further targets in the Oyu Tolgoi trend and to develop the potential of Hugo West.

The Hugo West target is located to the west of Hugo South, in close proximity to existing and proposed mine infrastructure, and is thought to represent an extension of the copper mineralization associated with Hugo North and Hugo South. However, the target appears structurally separated from the two adjacent deposits and is defined by different host stratigraphy and structural controls. Drilling to date indicates that mineralization, at moderate grades, potentially extends for up to 650 metres, from the defined copper grade shells for Hugo North to drill hole OTD1770 in the south. The true width and final strike of the mineralization has not yet been determined.

Hugo West has been an area of exploration interest for several years. The area was previously highlighted by drill holes OTD188, OTD259, OTD270, OTD272, OTD342, OTD343, OTD346, OTD491 and OTD1443. None of the previous drill holes have definitively tested the target. A coincident magnetotelluric (MT) anomaly was identified in an MT survey conducted in November 2011. The results of this survey concluded that the Hugo West MT target (MT16) was the southward extension of the Hugo North MT response; proximal to known mineralization with quartz-pyrite-sericite alteration. MT16 is also coincident with a strong resistivity low, a strong chargeability high, a strong magnetic high, and generally associated with a density low. The previous drilling, potential host stratigraphy, amenable geophysical responses, projected depth to target, and proximity to existing infrastructure all highlighted MT16 as a priority target for the 2013 drilling program.

OTD1769 was the first 2013 hole drilled in the Hugo West target (Figure 1). Drill hole OTD1769 is characterized a mineralized zone within quartz monzodiorite, which has been subsequently intruded by minor dykes (Figure 2). The mineralization is characterized by dominant pyrite, lesser chalcopyrite and trace bornite in higher grade sections. Bornite decreases down hole, along with a relative increase of pyrite to chalcopyrite ratios.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

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(Stated in U.S. dollars, except where noted)

The second drill hole, OTD1770, contains two main lithologies, augite basalt and quartz monzodiorite intruded by narrow basalt and andesite dikes (Figure 3). Mineralization is similar to OTD1769.

Initial results for drill holes OTD1769 and OTD1770 are reported below. Results are based on half core sample at two metre intervals. Sample pulps are prepared on site by SGS Laboratories and dispatched to SGS Ulaanbaatar for fire assay gold analysis and ALS Vancouver for four-acid digest and a multi-element ICP suite. Comprehensive QA/QC protocols are in place and include the use of blanks, standards, and core, crusher and pulp duplicates.

Total exploration drilling from February 27, 2013 to October 11, 2013 was 3,794 metres on two holes within the Hugo West target. A new hole, OTD1771, 400 metres south of OTD1770 is planned.

Table 1

Collar Details

Hole Number	Easting	Northing	RL	Azimuth	Inclination	EOH Depth
OTD1769	650403	4766140	1168	90	70	2011
OTD1770	650483	4765762	1174	90	70	1783

Table 2

Summary of Significant Intersections

Results aggregated using a 0.2% copper cutoff and allowing for 10 metres of internal dilution

Hole Number	From (m)	To (m)	Interval (m)	Gold (g/t)	Copper (%)
OTD1769	886	1,388	502	0.32	0.54
	1,424	1,472	48	0.23	0.47
	1,486	1,596	110	0.09	0.33

OTD1770	242	304	62	0.01	0.60
	426	798	* 372	0.08	0.45
	827	880	53	0.11	0.49
	942	1,008	66	0.15	0.38
	1,020	1,286	266	0.14	0.34
	1,286	1,783	pending	pending	pending

*:	Includes 84m @ 0.08g/t A and, 0.73% Cu from 624–708 m

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Figure 1

Location of OTD1770 at Hugo West

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Figure 2

Cross Section N4766150

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

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Figure 3

Cross Section N4765750

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

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At Hugo North Lift #1, 1,832 metres of infill drilling were completed during Q3’13. The final two holes in the program are currently being drilled. The drilling is designed to bring the first seven years of production into the measured resource confidence category and is expected to be completed in Q4’13. Optimization of the 2007 Hugo Dummett North resource model is being undertaken and is expected to be completed in mid-2014.

SOUTHGOBI RESOURCES

The Company owns 57.0% of SouthGobi at November 14, 2013 (September 30, 2013: 57.0%).

Sales and operations at SouthGobi’s Ovoot Tolgoi coal mine

SouthGobi’s Ovoot Tolgoi mine is in Mongolia’s South Gobi Region, approximately 40 kilometres north of the Shivee Khuren-Ceke crossing at the Mongolia-China border.

In Q3’13, SouthGobi recorded revenue of $15.7 million compared to $3.8 million in Q3’12. Revenue increased primarily due to increased sales volumes and a higher average realized selling price. In Q3’13, SouthGobi sold approximately 0.94 million tonnes of coal at an average realized selling price of $22.05 per tonne compared to sales of approximately 0.32 million tonnes of coal at an average realized selling price of $16.98 per tonne in Q3’12. China’s economic growth has recently shown signs of gradual improvement with increasing steel production and higher levels of manufacturing activity. Coal prices, however, remained weak as a result of strong supply growth from major seaborne producers and ongoing weakness in global demand excluding China.

In Q3’13, SouthGobi produced approximately 1.1 million tonnes of raw coal with a strip ratio of 1.39. There was no production in Q3’12.

As a result of the continued weakness of SouthGobi’s share price, Turquoise Hill conducted an impairment analysis whereby the carrying values of its property, plant and equipment related to the Ovoot Tolgoi mine were assessed. The analysis did not result in the identification of impairment. The estimates and assumptions incorporated in the impairment analysis are subject to certain risks and uncertainties which may materially affect the future net cash flows expected to be generated.

Coal processing infrastructure

On February 13, 2012, SouthGobi announced the successful commissioning of the dry coal handling facility (DCHF) at the Ovoot Tolgoi mine. SouthGobi has received all permits to operate the DCHF. The 2013 mine plan considered limited utilization of the DCHF at the latter end of 2013. However there is now no plan to use the DCHF in 2013 due to higher quality coals being mined that likely will not require processing through the DCHF and SouthGobi has delayed construction to upgrade the DCHF. A review of the DCHF, and its future contribution to SouthGobi’s product strategy, is currently ongoing. The total construction capital investment to date is approximately $85 million. An impairment loss on the DCHF may be recorded depending on the outcome of the review.

SouthGobi has an agreement with Ejinaqi Jinda Coal Industry Co. Ltd (Ejin Jinda) to toll-wash coals from the Ovoot Tolgoi mine. Ejin Jinda’s wet washing facility is located in China approximately 10 kilometres from the Mongolia-China border crossing and approximately 50 kilometres from the Ovoot Tolgoi mine. SouthGobi is currently reassessing preliminary coal wash studies but continues to expect that washed coals will generally meet semi-soft coking coal specifications.

Governmental, regulatory and internal investigations

SouthGobi is subject to investigations by Mongolia’s Independent Authority against Corruption (IAAC) and the Mongolian State Investigation Office (SIA) regarding allegations against SouthGobi and some of its former employees. The IAAC investigation concerns possible breaches of Mongolia’s anti-corruption laws, while the SIA investigation concerns possible breaches of Mongolia’s money laundering and taxation laws.

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While the IAAC investigation into allegations of possible breaches of Mongolian anti-corruption laws has been suspended, SouthGobi has not received notice that the IAAC investigation is complete. To date, four former SouthGobi employees have been named as suspects in the IAAC investigation and are subject to a continuing travel ban imposed by the IAAC. The IAAC has not formally accused any current or former SouthGobi employees of breach of Mongolia’s anti-corruption laws.

The SIA has not accused any current or former SouthGobi employees of money laundering. However, three former SouthGobi employees have been informed that they have each been designated as “accused” in connection with the allegations of tax evasion and are subject to a travel ban. SouthGobi has been designated as a “civil defendant” in connection with the tax evasion allegations, and it may potentially be held financially liable for the criminal misconduct of its former employees under Mongolian Law. SouthGobi has shown full cooperation with the investigation by providing relevant information. The relevant authorities are yet to conclude on this information. Accordingly, the likelihood or consequences for SouthGobi of a judgment against its former employees is unclear at this time.

The SIA also continues to enforce administrative restrictions, which were initially imposed by the IAAC investigation, on certain of SouthGobi’s Mongolian assets, including local bank accounts, in connection with its continuing investigation of these allegations. While the orders restrict the use of in-country funds pending the outcome of the investigation, they are not expected to have a material impact on SouthGobi’s activities in the short term, although they could create potential difficulties for SouthGobi in the medium to long term. SouthGobi will continue to take all appropriate steps to protect its ability to conduct its business activities in the ordinary course.

Certain of the allegations raised by the SIA and IAAC against SouthGobi (concerning allegations of bribery, money laundering and tax evasion) have been the subject of public statements and Mongolian media reports, both prior to and in connection with the recent trial, conviction and unsuccessful appeal of the former Chairman and the former director of the Geology, Mining and Cadastral Department of the Mineral Resources Authority of Mongolia (MRAM), and others. SouthGobi was not a party to this case. SouthGobi understands that the court process is now concluded following the decision of the Supreme Court of Mongolia to uphold the convictions. As far as SouthGobi is aware from publicly available information, the court concluded that the transfer of one of SouthGobi Sands LLC’s licenses (5261X) involved government officials and violated applicable Mongolian anti-corruption laws. License 5261X was transferred to an entity nominated by MRAM, after the license had been reinstated by MRAM for this purpose, in exchange for MRAM renewing certain SouthGobi Sands LLC licenses (5259X, 5277X, 12388X and 9442X) that were due to expire. As a result, the court invalidated the transfer of 5261X and cancelled the other licenses. At that time, only one of the licenses at issue (9442X) was held by SouthGobi Sands LLC, with the other licenses having earlier been allowed to lapse when they were determined not to be prospective. SouthGobi considers that it was entitled under applicable law to the renewal of the relevant licenses and that it received reasonable payment for the transfer of license 5261X.

Through its Audit Committee (comprised solely of independent directors), SouthGobi is conducting an internal investigation into possible breaches of law, internal corporate policies and codes of conduct arising from the allegations which have been raised. SouthGobi’s Audit Committee has the assistance of independent legal counsel in connection with its investigation.

The Chair of SouthGobi’s Audit Committee is also participating in a tripartite committee, which includes the Chair of the Turquoise Hill Audit Committee and a representative of Rio Tinto. The committee is focused on the investigation of a number of those allegations, including possible violations of anti-corruption laws. Independent legal counsel and forensic accountants have been engaged by this committee to assist it with its investigation. The tripartite committee substantially completed the investigative phase of its activities during Q3’13. SouthGobi

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continues to cooperate with the IAAC, SIA and with Canadian and United States government and regulatory authorities that are monitoring the Mongolian investigations. It is possible that these authorities may subsequently conduct their own review or investigation or seek further information from SouthGobi and until all such reviews or investigations are complete SouthGobi’s Audit Committee and the tripartite committee’s work may be considered ongoing.

The investigations referred to above could result in one or more Mongolian, Canadian, US or other governmental or regulatory agencies taking civil or criminal action against SouthGobi, its affiliates or its current or former employees. The likelihood or consequences of such an outcome are unclear at this time but could include financial or other penalties, which could be material, and which could have a material adverse effect on SouthGobi.

SouthGobi, through its Board of Directors and new management, has taken a number of steps to address issues noted during the investigations and focus ongoing compliance by employees with all applicable laws, internal corporate policies and codes of conduct, and with SouthGobi’s disclosure controls and procedures and internal controls over financial reporting.

Withdrawal of Notice of Investment Dispute

On August 22, 2013, SouthGobi announced that it had withdrawn the Notice of Investment Dispute in recognition of the fact that the dispute was resolved following the grant of three pre-mining agreements (“PMAs”) on August 14, 2013 relating to the Zag Suuj Deposit and certain areas associated with the Soumber Deposit, and the earlier grant of a PMA on January 18, 2013 pertaining to the Soumber Deposit. Each of the PMAs was granted and executed by MRAM in accordance with Mongolian law.

KYZYL GOLD PROJECT

Altynalmas, a private company, holds 100% ownership of the Kyzyl Gold Project in northeastern Kazakhstan. The Kyzyl Gold Project contains the Bakyrchik and Bolshevik gold deposits, as well as a number of satellite deposits.

Turquoise Hill owns 50.0% of Altynalmas at November 14, 2013 (September 30, 2013: 50.0%).

Sale of stake in Altynalmas

On February 13, 2013, the Company announced that it had signed an agreement with Sumeru Gold BV (Sumeru) for the sale of the Company’s 50% interest in Altynalmas for total cash consideration of $300 million. Subsequently, on August 2, 2013, the Company announced that, in light of changes in the gold market, it had entered into an additional agreement with Sumeru in connection with the sale. The supplemental agreement reflects a conditionally reduced cash consideration of $235 million. On August 6, 2013, Sumeru satisfied a key condition of the revised transaction structure by advancing $235 million to the Company ahead of completion of the transaction. Completion of the transaction remains subject to customary closing conditions, including regulatory approvals from the Republic of Kazakhstan’s competent authorities.

OTHER EXPLORATION

During Q3’13, exploration groups in Indonesia and Mongolia focused on porphyry-related copper-gold and epithermal gold-silver prospects and supporting the Oyu Tolgoi exploration team. Exploration involved detailed data reviews, field traverses and rock sampling.

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B.	DISCONTINUED OPERATIONS

INOVA RESOURCES (formerly Ivanhoe Australia Limited)

On August 21, 2013, Turquoise Hill announced that it had entered into a pre-bid acceptance deed with Shanxi in respect of 108,502,084 ordinary shares representing approximately 14.9% of the issued and outstanding ordinary shares in Inova and noted Shanxi’s intention to make a takeover bid for all of the issued shares in Inova at A$0.22 cash per share (the “Takeover Offer”). The Takeover Offer was subject to a number of conditions, including regulatory approvals and a 51% minimum acceptance condition.

On October 29, 2013, Shanxi announced that all outstanding regulatory approvals in respect of the Takeover Offer had been obtained and that it had waived all remaining conditions other than the 51% minimum acceptance condition. In accordance with the pre-bid acceptance deed and given that a superior proposal to the Takeover Offer has not emerged, Turquoise Hill accepted the Takeover Offer in respect of all 409,488,666 ordinary shares representing approximately 56.1% of the issued and outstanding ordinary shares in Inova.

On November 1, 2013, Turquoise Hill announced that it had completed the divestment of the entirety of its interest in Inova to Shanxi for approximately A$90 million (approximately $85 million) in cash. These funds are expected to be received in November 2013.

C.	CORPORATE ACTIVITIES

The Company signs binding term sheet with Rio Tinto for new funding package

On June 28, 2013, the Company entered into an agreement with majority shareholder Rio Tinto for a non-revolving bridge facility for up to $225 million with an original maturity of August 12, 2013 (Short-Term Bridge Facility). Amounts advanced to the Company under the Short-Term Bridge Facility bore interest at LIBOR plus 5%.

On August 6, 2013, $235 million was advanced to the Company in connection with the sale of its 50% interest in Altynalmas, and this amount was used to repay in full the $224.8 million principal then outstanding on the Short-Term Bridge Facility.

On August 7, 2013, the Company signed a binding term sheet with Rio Tinto for a new funding package. The Short Term Bridge Facility was extended to enable the Company to drawdown against it in order to fund a cash call obligation for Oyu Tolgoi due on August 13, 2013 and until definitive agreements for the new bridge facility (New Bridge Facility) were finalized, which subsequently occurred on August 23, 2013. Rio Tinto waived its right to exercise its option to convert all or any amounts outstanding under the Short-Term Bridge Facility into the Company’s common shares, and the New Bridge Facility is not convertible into any securities of the Company.

Under the New Bridge Facility, Rio Tinto provided the Company with a secured $600 million bridge funding facility that had an original maturity date of December 31, 2013. The New Bridge Facility has a front-end fee of $6 million, an interest rate of LIBOR plus 5% per annum on drawn amounts and a commitment fee of 2% per annum on undrawn amounts. The facility was initially used to refinance any amounts outstanding under the Short-Term Bridge Facility and thereafter has been and may be used for the continued ramp up of phase one of the Oyu Tolgoi mine development.

Under the terms of the 2013 Memorandum of Agreement entered into with Rio Tinto in connection with the New Bridge Facility (the “2013 MOA”), the Company agreed that in the event that the Oyu Tolgoi project financing funds are not available to repay the $600 million New Bridge Facility and the $1.8 billion interim funding facility by their respective maturity dates, the Company would be obligated to launch a rights offering, with a standby commitment from Rio Tinto, originally to close by the end of 2013, the proceeds of which would be used to repay both facilities. To allow for completion of the rights offering, Turquoise Hill and Rio Tinto have agreed to amend the 2013 MOA and to extend the latest date by which the rights offering must be completed to January 13, 2014 and, correspondingly, to extend the maturity date of the Interim Funding Facility and the New Bridge Facility to the earlier of the second business day following the rights offering closing date and January 15, 2014.

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(Stated in U.S. dollars, except where noted)

D.	ADMINISTRATIVE AND OTHER

General and administrative costs. General and administrative costs in Q3’13 were $12.1 million, a decrease of $6.2 million from Q3’12 ($18.3 million). The decrease was mainly due to a $5.2 million decrease in non-cash stock-based compensation expense.

Interest income. Interest income in Q3’13 of $2.0 million was relatively consistent with Q3’12 ($4.3 million).

Interest expense. Interest expense in Q3’13 of $8.9 million was $4.6 million higher than Q3’12 ($4.3 million). Included in interest expense was $3.7 million (Q3:12 $nil) and $5.2 million (Q3’12: $3.8 million) of interest incurred on the Rio Tinto interim and bridge funding facilities and SouthGobi’s convertible debenture (net of amounts capitalized) respectively.

Foreign exchange gains. The $2.6 million foreign exchange gain during Q3’13 was mainly attributable to the strengthening of the Canadian and Australian dollars against the U.S. dollar during the quarter.

Change in fair value of derivative. The $176.2 million change in fair value of derivative in Q3’12 related to the change in fair value of the rights offering liability associated with the 2012 rights offering.

Share of loss of significantly influenced investees. The $0.5 million share of loss of significantly influenced investees in Q3’13 represented Turquoise Hill’s share of Altynalmas’ loss.

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3. LIQUIDITY AND CAPITAL RESOURCES

Cash flow

Operating activities. The $301.4 million of cash used in operating activities in Q3’13 primarily was the result of a $175.7 million change in non-cash operating working capital, which includes a $223.5 million change related to an overall increase in inventories; $88.9 million in cash exploration, evaluation and other operating expenditures; $10.8 million in cash general and administrative expenditures; and $5.8 million of cash used in operating activities for discontinued operations.

Investing activities. Cash provided by investing activities totalled $124.1 million in Q3’13. Sumeru advanced $235.0 million to the Company in connection with the pending sale of the Company’s 50% interest in Altynalmas. This cash inflow was predominantly offset by $101.5 million used for property, plant and equipment purchases which mainly related to construction activities at the Oyu Tolgoi mine ($98.4 million) and the Ovoot Tolgoi mine ($2.8 million).

Financing activities. The $199.0 million in cash provided by financing activities mainly related to net drawdowns on the Rio Tinto interim and bridge funding facilities.

Liquidity and capital resources

As at September 30, 2013, Turquoise Hill had consolidated cash and cash equivalents of $102.5 million, a consolidated working capital deficiency of $1.9 billion and an accumulated deficit of $4.9 billion. The consolidated working capital deficiency is largely a result of classifying the $2.0 billion aggregate amount due to majority shareholder Rio Tinto plc (“Rio Tinto”) under the interim funding facility and New Bridge Facility as a current liability.

In 2010, Rio Tinto provided the Company with a $1.8 billion interim funding facility to assist in sustaining the development of the Oyu Tolgoi copper-gold mine. The interim funding facility had an initial maturity date of December 31, 2013 and is subject to earlier mandatory repayment from the expected proceeds of the first drawdown under the planned Oyu Tolgoi project-financing package.

The Memorandum of Agreement signed with Rio Tinto on April 17, 2012 established Rio Tinto’s support for a series of funding measures related to the Oyu Tolgoi mine. The Memorandum of Agreement included provisions for the Company and Rio Tinto to act together in good faith to negotiate project financing of $3 billion to $4 billion. As part of the Memorandum of Agreement, the Company and Rio Tinto agreed that the Rio Tinto Treasurer would have the exclusive authority to direct all aspects of the negotiation of the Oyu Tolgoi project financing package.

In late February 2013, the boards of the European Bank of Reconstruction and Development and the International Finance Corporation approved their respective participation in project financing. On April 17, 2013, Rio Tinto signed commitment letters with 15 global banks that locked in pricing and terms. In addition to the approval of the EBRD and the IFC, the Oyu Tolgoi project financing has been conditionally approved by the boards of Export Development Canada, Australian Export Finance and Insurance Corporation, and Export-Import Bank of the United States.

The project financing is subject to the unanimous approval of the Oyu Tolgoi Board of Directors, which includes representatives from the Government of Mongolia. The Company remains committed to project financing and is engaging with the Government of Mongolia.

In July 2013, the Government of Mongolia notified Turquoise Hill that project financing for Oyu Tolgoi would require approval of the Mongolian Parliament. In view of the uncertainty at the time, including continued discussions with the Government on a range of other issues, it was determined that all funding and work on the underground development would be delayed until such matters were concluded and a new timetable had been agreed.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Given the uncertainties regarding the timing of all necessary government and corporate approvals and ultimately to satisfy all conditions precedent under the project financing facilities, Turquoise Hill is of the view that it will not be in a position to complete or draw down project financing in 2013. Further, it remains unclear when project financing would be available to the Company for drawdown.

On June 28, 2013, the Company entered into an agreement with majority shareholder Rio Tinto for the $225 million Short-Term Bridge Facility that was set to mature on August 12, 2013.

On August 6, 2013, $235 million was advanced to the Company in connection with the sale of its 50% interest in Altynalmas, and this amount was used to repay in full the $224.8 million principal then outstanding on the Short-Term Bridge Facility.

On August 7, 2013, the Company signed a binding term sheet with Rio Tinto for a new funding package, including a New Bridge Facility. Under the New Bridge Facility, Rio Tinto provided the Company with a secured $600 million bridge funding facility that had an original maturity date of December 31, 2013. The facility was initially used to refinance amounts outstanding under the Short-Term Bridge Facility and thereafter is being used for the continued ramp up of phase one of the Oyu Tolgoi mine’s development.

Under the terms of the 2013 MOA, in the event that the Oyu Tolgoi project financing funds are not available to repay the New Bridge Facility and the $1.8 billion interim funding facility by their respective maturity dates the Company is obligated to launch a rights offering, with a standby commitment from Rio Tinto originally to close by the end of 2013, the proceeds of which would be used to repay both facilities. To allow for completion of a rights offering, Rio Tinto and the Company have agreed to amend the 2013 MOA and to extend the latest date by which the rights offering must be completed to January 13, 2014 (although the Company has agreed to use reasonable commercial efforts to close the rights offering as soon as practicable) and, correspondingly, to extend the maturity dates of the interim funding facility and the New Bridge Facility to the earlier of the second business day following the rights offering closing date and January 15, 2014.

On November 1, 2013, the Company announced that it has completed the divestment of the entirety of its interest in Inova Resources Limited to Shanxi Donghui Coking & Chemicals Group Co., Ltd. for approximately $85 million in cash. These funds are expected to be received in November 2013.

The Company believes that based on its current cash position, the availability of components of the new funding package, cash generated from the operation of the Oyu Tolgoi mine, the value of investments in publicly-traded subsidiaries and the planned project financing package, it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months.

Carrying out the development and exploration of the Oyu Tolgoi mine and the various other mineral properties in which Turquoise Hill holds interests depends upon the Company’s ability to obtain financing through capital markets, sales of non-core assets or other means. Market volatility in precious and base metals may affect the terms upon which debt financing or equity financing is available. Turquoise Hill operates in some regions of the world that are prone to economic and political instability, which may make it more difficult for the Company to obtain debt financing from project lenders. Additionally, the interim funding facility, contains covenants prohibiting the Company from creating, incurring or permitting to remain outstanding any indebtedness other than certain permitted indebtedness. As a result of these restrictions, the Company may not incur indebtedness for borrowed money or issue debt securities or other securities convertible into debt securities during the term of the interim funding facility unless it obtains a waiver from Rio Tinto permitting the incurrence of such indebtedness or the issuance of such securities. There can be no assurance that Rio Tinto would be prepared or willing to waive these restrictions. Failure to obtain additional financing on a timely basis may cause Turquoise Hill to postpone its development plans, forfeit rights in some or all of its properties or joint ventures, reduce or terminate some or all of its operations or force the Company to raise funds from alternative sources on less favourable terms.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

SouthGobi has in place a planning, budgeting and forecasting process to help determine the funds required to support its normal operations on an ongoing basis and its expansionary plans.

SouthGobi expects to have sufficient liquidity and capital resources to meet its ongoing obligations and future contractual commitments for at least twelve months from the end of the September 30, 2013 reporting period. SouthGobi expects its liquidity to remain sufficient based on existing capital resources and estimated cash flows from mining operations. Estimated cash flows from mining operations are subject to a number of external market factors including supply and demand and pricing in the coal industry. SouthGobi continues to minimize uncommitted capital expenditures and exploration expenditures in order to preserve its financial resources. At September 30, 2013, SouthGobi had available cash reserves of $16.1 million.

Factors that could impact SouthGobi’s liquidity are monitored regularly and include, but are not limited to, Chinese economic growth, market prices of coal, production levels, operating cash costs, capital costs, exchange rates of currencies of countries where SouthGobi operates and exploration and discretionary expenditures. Factors currently creating uncertainty for SouthGobi’s operations include coal prices remaining weak, as a result of strong supply growth from major seaborne producers and ongoing weakness in global demand excluding China, and the ongoing governmental, regulatory and internal investigations.

During Q2’13, SouthGobi and China Investment Corporation (CIC) mutually agreed upon a three month deferral of the CIC convertible debenture’s semi-annual $7.9 million cash interest payment due on May 19, 2013. SouthGobi and CIC subsequently agreed to an additional deferral of one month, and the cash interest payment became due on September 19, 2013. On September 19, 2013, SouthGobi settled the $7.9 million cash interest payment plus additional accrued interest of $0.2 million. The mutually agreed upon deferral of the cash interest payment and subsequent settlement did not trigger an event of default, and all other terms of the convertible debenture remain unchanged.

In Q1’13, SouthGobi was subject to orders imposed by the IAAC which placed restrictions on certain of SouthGobi’s Mongolian assets. The orders were imposed on SouthGobi in connection with the IAAC’s investigation of SouthGobi. The SIA also continues to enforce the orders on SouthGobi.

The orders placing restrictions on certain of SouthGobi’s Mongolian assets could ultimately result in an event of default of SouthGobi’s CIC convertible debenture. This matter remains under review by SouthGobi and its advisers, but to date, it is SouthGobi’s view that this would not result in an event of default as defined under the CIC convertible debenture’s terms. However, in the event that the orders result in an event of default of SouthGobi’s CIC convertible debenture that remains uncured for ten business days, the principal amount owing and all accrued and unpaid interest will become immediately due and payable upon notice to SouthGobi by CIC.

The orders relate to certain items of operating equipment and infrastructure and SouthGobi’s Mongolian bank accounts. The orders related to the operating equipment and infrastructure restricts the sale of these items; however, the orders do not restrict the use of these items in SouthGobi’s mining activities. The orders related to SouthGobi’s Mongolian bank accounts restrict the use of in-country funds. While the orders restrict the use of in-country funds pending outcome of the investigation, they are not expected to have any material impact on SouthGobi’s activities.

SouthGobi expects to file restated financial statements and the related MD&A for the years ended December 31, 2012 and 2011 as soon as possible. Any delay in filing these items could ultimately result in an event of default of SouthGobi’s convertible debenture held by CIC, which if not cured within applicable cure periods in accordance with the terms of such debenture, may result in the principal amount owing and all accrued and unpaid interest becoming immediately due and payable upon notice to SouthGobi by CIC.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Financial instruments

The carrying value of Turquoise Hill’s financial instruments was as follows:

(Stated in $000’s of dollars)	September 30, 2013	December 31, 2012

Financial Assets
Cash and cash equivalents	$102,516	$1,115,262
Short-term investments	—	15,000
Held-for-trading:
Long-term investments	330	1,455
Other long-term investments	—	10,140
Available-for-sale:
Long-term investments	52,432	33,737
Other long-term investments	251,180	260,472
Cost method:
Long-term investments	8,497	16,234
Loans and receivables:
Accounts receivable	10,599	7,647
Due from related parties	3,529	1,533

Investments subject to significant influence
Long-term investments	19,210	13,166

Financial Liabilities
Accounts payable and accrued liabilities	377,241	738,655
Payable to related parties	164,292	185,462
Interim and bridge funding facilities and interest payable	2,011,453	1,824,109
Convertible credit facility debt host contract and interest payable	102,999	99,898

Derivatives
Convertible credit facility embedded derivative liability	4,673	8,876

Certain of the above financial instruments are carried at fair value. Their fair values were determined as follows:

•	Long-term investments - Fair values of freely tradeable long-term investments were determined by reference to published market quotations, which may not be reflective of future values. Whereas, fair values of long-term investments with trading restrictions were determined by applying a liquidity discount to published market quotations, which may not be reflective of future values.

•	Other long-term investments - Fair values were determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.

•	Convertible credit facility embedded derivative liability – Fair value was determined using a Monte Carlo simulation valuation model.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The consolidated statements of operations include the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

(Stated in $000’s of dollars)	Three Months Ended, September 30,		Nine Months Ended, September 30,
	2013	2012	2013	2012
Unrealized losses on long-term investments	$(128)	$(1,197)	$(596)	$(3,851)

Unrealized gains on other long-term investments	—	28	238	10,943

Change in fair value of derivative	—	176,158	—	194,664

Change in fair value of embedded derivatives	113	12,856	4,204	38,851

The total other comprehensive income and loss includes the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

(Stated in $000’s of dollars)	Three Months Ended, September 30,		Nine Months Ended, September 30,
	2013	2012	2013	2012
Unrealized gains (losses) on available-for-sale equity securities	$16,697	$13,700	$16,413	$(10,222)

Unrealized (losses) gains on available-for-sale debt securities	(1,435)	3,942	(13,650)	29,988

Turquoise Hill is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia, China and Australia.

Turquoise Hill is exposed to interest-rate risk with respect to the variable rates of interest incurred on the interim funding facility, New Bridge Facility and cash and cash equivalents. Interest-rate risk is concentrated in Canada. Turquoise Hill does not mitigate the balance of this risk.

4. SHARE CAPITAL

As at November 14, 2013, the Company had a total of:

•	1,006,116,602 common shares outstanding;

•	6,176,830 incentive stock options outstanding, with a weighted average exercise price of C$16.31 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$2.82 to C$27.83 per share; and

•	74,247,460 share purchase warrants exercisable to purchase one common share of the Company at any time until May 22, 2015 at a price of $10.37.

5. OUTLOOK

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Turquoise Hill’s financial performance and its ability to advance its future operations and development plans are heavily dependent on the availability of funding; base and precious metal prices; coal prices and foreign-exchange rates. Volatility in these markets continues to be high.

For further details on the Company’s financing plans, please refer to Section 3—LIQUIDITY AND CAPITAL RESOURCES on page 19 of this MD&A.

Commodity prices and 2013 production

Commodity prices are a key driver of Turquoise Hill’s future earnings. Current copper and gold prices stabilized above historical averages in Q3’13, with copper at approximately $3.25 per pound and gold at approximately $1,300 per ounce. Copper is currently trading at approximately $3.18 per pound, slightly below the Q3’13 average.

The copper market is expected to move into a small surplus in the near-term, however despite new projects being delivered, the supply situation remains constrained and at risk from unforeseen disruptions and project delays, as well declining ore grades and structurally higher costs. Further, while demand in China has slowed it continues to post steady growth.

It is difficult to reliably forecast commodity prices and customer demand for Turquoise Hill’s products; however, Iong-term sales contracts have been signed on a substantial portion of the Oyu Tolgoi mine’s concentrate production.

China’s economic growth has recently shown signs of gradual improvement with increasing steel production and higher levels of manufacturing activity. Coal prices for both coking and thermal coal stabilized at near four year lows within Q3’13 and have moved slightly higher in recent weeks. Mongolian coal exports to China increased by 6.1% during Q3’13 compared to Q2’13 with 11.1 million tonnes of coal exported in the year to date. Current market sentiment still remains uncertain and prices are not expected to rise dramatically for the remainder of the year and in to Q1’14. The longer term outlook is more positive, but remains dependent on the Chinese economy.

Exchange Rates

SouthGobi’s coal sales generally are settled in U.S. dollars, while a significant portion of their expenses are incurred in local currencies. Foreign exchange fluctuations can have a significant effect on Turquoise Hill’s operating margins, unless such fluctuations are offset by related changes to commodity prices.

Turquoise Hill holds a portion of its cash resources in currencies other than the U.S. dollar. Turquoise Hill expects to incur future expenditures in currencies in addition to the U.S. dollar, most notably in Canadian and Australian dollars. As a result, exchange gains and losses from holding Canadian and Australian dollars primarily are unrealized and are expected to continue to fluctuate significantly, given the recent volatility in foreign-exchange rates.

6. OFF-BALANCE-SHEET ARRANGEMENTS

During the three months ended September 30, 2013, Turquoise Hill was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

7. CONTRACTUAL OBLIGATIONS

As at September 30, 2013, there were no significant changes in Turquoise Hill’s contractual obligations and commercial commitments from those disclosed in its MD&A for the year ended December 31, 2012, except with respect to debt obligations as shown below.

($000’s of U.S. dollars)
	Payments Due by Period
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Debt obligations (1)	$2,020,779	$—	$—	$250,000	$2,270,779

(1)	Debt obligations includes the interim and bridge funding facilities that mature in December 2013 and SouthGobi’s CIC convertible credit facility that matures in 2039.

8. CHANGES IN ACCOUNTING POLICIES

In February 2013, the Financial Accounting Standards Board Accounting Standards Codification (ASC) guidance was updated to improve the reporting of reclassifications out of accumulated other comprehensive income. The updated guidance requires either in a single note or parenthetically on the face of the financial statements: (i) the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and (ii) the income statement line items affected by the reclassification. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2013.

9. CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2012.

10. RECENT ACCOUNTING PRONOUNCEMENTS

In March 2013, ASC guidance was issued to clarify foreign currency matters as they relate to the treatment of cumulative translation adjustments when a parent sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity. The updated guidance also resolves the diversity in practice for the treatment of business combinations achieved in stages in a foreign entity. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2014.

In June 2013, ASC guidance was updated to amend the scope, measurement, and disclosure requirements associated with investment companies. The updated guidance becomes effective for the Company beginning January 1, 2014.

In July 2013, ASC guidance was updated to clarify the presentation of unrecognized tax benefits when a net operating loss carryforward exists. The updated guidance provides that an unrecognized tax benefit should generally be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward or similar tax losses or tax credit carryforwards. The updated guidance becomes effective for the Company beginning January 1, 2015.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The Company has not assessed the impact, if any, of the standards that become effective January 1, 2014 or later.

11. INTERNATIONAL FINANCIAL REPORTING STANDARDS CHANGEOVER PLAN

The Company currently files its consolidated financial statements with Canadian and U.S. securities regulators in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), as permitted under securities regulations in both countries. These regulations also permit the Company to file its consolidated financial statements with Canadian and U.S. securities regulators in accordance with International Financial Reporting Standards (IFRS), which is the predominant accounting framework for Canadian public companies.

The Company’s significant subsidiaries and investees, Oyu Tolgoi, SouthGobi and Altynalmas, currently prepare their financial statements in accordance with IFRS. The Company’s parent, Rio Tinto, also prepares its consolidated financial statements in accordance with IFRS. For purposes of reporting efficiencies, on November 7, 2013, the Company’s Audit Committee approved management’s decision to adopt IFRS effective January 1, 2014. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2013.

The Company’s IFRS conversion project consists of four phases: scoping and planning, detailed assessment, implementation and post-implementation.

The scoping and planning phase involves establishing a project team and organizational structure, including oversight of the process. This phase also entails an initial assessment of the key areas where IFRS transition may have a significant impact and present significant challenges. The Company has completed the scoping and planning phase. The second phase, detailed assessment, involves in-depth technical analysis that will result in understanding potential impacts, decisions on accounting policy choices and the drafting of accounting policies. The Company is progressing through the detailed assessment phase. During the implementation phase, the Company will identify and carry out the implementation requirements to effect management’s accounting choices, develop sample financial statements, implement business and internal control requirements, calculate the opening balance sheet at January 1, 2013 and other transitional reconciliations and disclosure requirements. The Company expects to complete the detailed assessment and implementation phases during the fourth quarter of 2013 in order to be able to effectively adopt IFRS for its first quarter of 2014. The last phase, post-implementation, will involve continuous monitoring of changes in IFRS following the implementation process.

The Company is developing and maintaining IFRS competencies by addressing training requirements at various levels within the organization.

Scoping and Detailed Assessment

IFRS 1 - First-Time Adoption of International Financial Reporting Standards

Adoption of IFRS requires the application of IFRS 1, First-time Adoption of International Financial Reporting Standards, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions to the general requirement for full retrospective application of IFRS.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The following are the optional exemptions available under IFRS 1 that the Company currently intends to elect on transition to IFRS. The Company continues to review all IFRS 1 exemptions and will implement those determined to be most appropriate. The list below and comments should not be regarded as a complete list of IFRS 1 elections available to the Company as a result from the transition to IFRS.

Business Combinations

Under IFRS 1, an entity has the option to retroactively apply IFRS 3, Business Combinations to all business combinations or may elect to apply the standard prospectively only to those business combinations that occur after the date of transition. The Company currently intends to elect this exemption under IFRS 1, which removes the requirement to retrospectively restate all business combinations prior to the date of transition to IFRS.

Share based payments

Under IFRS 1, an entity can elect not to apply the requirements of IFRS 2, Share Based Payments to options granted before November 7, 2002 and options granted after November 7, 2002 which were vested at the date of transition. The Company currently intends to elect this exemption under IFRS 1.

Foreign currency translation

Under IFRS 1, a first-time adopter can elect to reset its cumulative translation account to zero on the transition date with the amount being adjusted to opening retained earnings. The Company’s management is considering this IFRS 1 election in conjunction with its assessment of functional currency.

Potential Significant Impacts on Transition to IFRS

Based on the assessment performed to date, the Company’s management has identified the following key areas of IFRS and US GAAP differences that are being assessed for potential changes in accounting policies that may impact the consolidated financial statements. This list should not be regarded as a complete list of changes that will result from transition to IFRS and is intended to highlight those areas where the potential for change is believed to be most significant. The Company is currently assessing the impact of each of the following areas and has not concluded whether differences will arise:

•	Investments in subsidiaries and affiliates and related transactions;

•	Exploration and evaluation costs;

•	Impairment of long-lived assets;

•	Foreign currency translation;

•	Decommissioning and restoration provisions;

•	Share based payments;

•	Provisions for onerous contracts; and

•	Financial instruments.

The discussion above regarding potential significant impacts on transition to IFRS is provided to allow readers to obtain a better understanding of the Company’s IFRS changeover plan and the areas of potential effects on the Company’s consolidated financial statements. Readers are cautioned that it is premature to draw conclusions as to the impact of IFRS on the Company’s consolidated financial statements. This discussion reflects the Company’s most recent assumptions and expectations. Circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations. The Company is still in the process of completing the selection of IFRS accounting policies and its assessment and quantification of potential differences from U.S. GAAP. Once completed, this information will be subject to approval by the Company’s Audit Committee and audit prior to being finalized. Accordingly, the discussion above is subject to change.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Systems and Processes

The Company continues to assess the impact of the IFRS transition project on systems and processes, including an assessment on information technology systems and internal controls.

The Company is applying its existing control framework to the IFRS changeover process. All accounting policy changes and transitional financial position impacts will be subject to review by senior management and the Company’s Audit Committee.

Business Activities

The Company is currently assessing the impacts of the IFRS transition project on all areas of the business, including contractual arrangements, financial covenants and key ratios.

12. RISKS AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates, the present state of development of its business and the foreign jurisdictions in which it carries on business. The material risks and uncertainties affecting Turquoise Hill, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2012 and in its Annual Information Form dated March 25, 2013 in respect of such period. For more information regarding risks associated with or resulting from the Company’s contractual and other relationships with Rio Tinto, see also Section 3—LIQUIDITY AND CAPITAL RESOURCES.

13. RELATED-PARTY TRANSACTIONS

Related party transactions with Rio Tinto

On January 24, 2012, Rio Tinto announced that it had increased its stake in the Company to 51.0% from 49.0%. As at September 30, 2013, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2012: 50.8%).

The following table presents the consolidated balance sheet line items which include deposits with Rio Tinto, amounts due from Rio Tinto and amounts payable to Rio Tinto:

(Stated in $000’s of dollars)	September 30,	December 31,
	2013	2012

Cash and cash equivalents (i)	$—	$970,591
Due from related parties	3,040	496
Payable to related parties:
Management services payment (ii)	(104,663)	(91,175)
Cost recoveries (iii)	(59,624)	(94,226)
Interest payable on long-term debt	(13,790)	(25,105)
Interim funding facility	(1,789,787)	(1,799,004)
New bridge facility	(207,876)	—

	$(2,172,700)	$(1,038,423)

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The following table summarizes transactions with Rio Tinto by their nature:

	Three Months Ended		Nine Months Ended
(Stated in $000’s of dollars)	September 30,		September 30,
	2013	2012	2013	2012

Financing costs:
Front end fees	$(6,000)	$—	$(7,125)	$(15,000)
Commitment fees	(1,589)	(6,815)	(11,945)	(11,046)
Interest expense	(33,439)	(31,450)	(94,907)	(69,577)
Management services payment (ii)	(4,912)	(9,255)	(13,487)	(28,382)
Costs recoveries - Rio Tinto (iii)	(18,890)	(21,537)	(64,088)	(63,105)

	$(64,830)	$(69,057)	$(191,552)	$(187,110)

(i)	Cash and cash equivalents at December 31, 2012 included two deposits with Rio Tinto totalling $970.6 million that earned interest at LIBOR plus 3.25% and were required to be repaid, in whole or in part, to the Company on demand.

One deposit of $274.2 million was terminated by Rio Tinto on March 1, 2013 in accordance with the terms of the deposit arrangement. The remaining $696.4 million on deposit was fully repaid by May 22, 2013.

(ii)	In accordance with the Amended and Restated Shareholders Agreement dated June 8, 2011, and other related agreements, Turquoise Hill is required to pay a management services payment to Rio Tinto equal to 1.5% of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 until the Oyu Tolgoi mine achieves the Commencement of Production as defined in the Investment Agreement. Thereafter, the 1.5% factor increases to 3.0%. The Oyu Tolgoi mine achieved the Commencement of Production on September 1, 2013.

The management services payment was accrued until the Oyu Tolgoi mine achieved the Commencement of Production on September 1, 2013. Thereafter, the management services payment is payable quarterly in arrears.

On October 14, 2013, Turquoise Hill paid $12.4 million to Rio Tinto to settle a portion of the accrued management services payment.

(iii)	Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi mine.

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Other related party transactions

The following table summarizes transactions with related parties which were primarily incurred on a cost-recovery basis with a company affiliated with Turquoise Hill or companies related by way of directors, officers or shareholders in common. The table summarizes related party transactions by related party:

	Three Months Ended		Nine Months Ended
(Stated in $000’s of dollars)	September 30,		September 30,
	2013	2012	2013	2012

Global Mining Management Corporation (i)	$73	$4,348	$694	$19,964
Robert Friedland related entities (ii)	—	—	—	21,225

	$73	$4,348	$694	$41,189

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Amounts due from related parties and amounts payable to related parties at September 30, 2013, included $0.5 million and $nil, respectively (December 31, 2012 - $1.2 million and $0.1 million, respectively), which were due from/to a company affiliated with Turquoise Hill or companies related by way of directors, officers or shareholders in common.

(i)	Global Mining Management Corporation (Global) is a private company based in Vancouver owned equally by seven companies, one of which is the Company. An officer of the Company is a director of Global’s parent company. Additionally, up until May 10, 2013, Global had a director in common with the Company. Global provides administration, accounting, and other office services to the Company on a cost-recovery basis.

(ii)	Robert Friedland beneficially owned more than 10% of the Company until late April 2013 and was the Company’s CEO up until April 17, 2012. Turquoise Hill had various service arrangements with certain private companies 100%-owned by Mr. Friedland. These arrangements were on a cost-recovery basis and included aircraft rental, administration and other office services out of London, England and Singapore. The cost-sharing arrangements with these entities were terminated in April 2012, and a payment of $19.4 million was made to settle all obligations.

Turquoise Hill has a 50% interest in Altynalmas. During Q3’13, the Company recognized $0.5 million (Q3’12 - $1.2 million) in interest income on its shareholder loan balance with Altynalmas.

14. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three months ended September 30, 2013, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

15. QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters (responsibility for overall preparation and mineral reserves), B. Eng. (Mining), FAusIMM (201743), employed by AMC Consultants as Mining Manager and Kendall Cole-Rae (responsibility for mineral resources, geology and exploration), B.Sc. (Geology), SME (4138633), employed by Rio Tinto as a Principal Geologist. Each of these individuals is a “qualified person” as that term is defined in NI 43-101.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

16. CAUTIONARY STATEMENTS

LANGUAGE REGARDING RESERVES AND RESOURCES

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2012, and other continuous disclosure documents filed by the Company since January 1, 2013, under Turquoise Hill’s profile on SEDAR, at www.sedar.com.

NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This document, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is a permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

17. FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include,

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

but are not limited to, statements respecting satisfaction of the conditions for the completion of the Rights Offering and other transactions contemplated by the 2013 MOA; commencement and success of the Rights Offering; approval for listing of Rights, Common Shares and/or Standby Shares on the NYSE, NASDAQ or TSX; anticipated business activities; planned expenditures; corporate strategies; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, the ability to complete the disposition of certain of its non-core assets, the ability and timing to complete project financing and/or secure other financing on acceptable terms, the Standby Commitment not being terminated and any impact this may have on the ability and timing to repay the Interim Funding Facility and the New Bridge Facility and the evolution of discussions with the Government of Mongolia on a range of issues including the implementation of the Investment Agreement, project development costs, operating budgets, management fees and governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi Project and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and development of the Oyu Tolgoi Project, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the impact of the decision announced by the Company to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding issues with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi Project and to satisfy all conditions precedent to the availability of Oyu Tolgoi Project Financing; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the timing and availability of a long-term power source for the Oyu Tolgoi Project; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed those projected in the 2013 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi Project.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi Project. It is common in new mining operations and in the development or

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although the Oyu Tolgoi Project has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of the Oyu Tolgoi Project will be delayed until matters with the Mongolian government can be resolved and a new timetable has been established. These delays can impact project economics.

The MD&A also contain references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this Prospectus, including the documents incorporated by reference herein, are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from the Oyu Tolgoi Project, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. In addition, see “Cautionary Note to United States Investors”. Such estimates and statements are, in large part, based on the following:

•	interpretations of geological data obtained from drill holes and other sampling techniques. Large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Company’s mining projects may render mining of ore reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•	assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•	assumptions relating to projected future metal prices. The prices used reflect organizational consensus pricing views and opinions in the financial modeling for the Oyu Tolgoi Project and are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

•	assumptions relating to the costs and availability of treatment and refining services for the metals mined from the Oyu Tolgoi Project, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 25, 2013 in respect of the year ended December 31, 2012 (the “AIF”).

Readers are cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on our forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements contained in the MD&A for the Company’s third quarter results are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained in the MD&A are expressly qualified by this cautionary statement.